Aurora Cannabis Receives Production License for Aurora Eau Facility and Oils Production License for MedReleaf's Bradford Facility

GMP Compliant Quebec Facility Company's 7th Production License

EDMONTON, Sept. 7, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) today announced that the Company has received a Health Canada production license for its Aurora Eau facility in Lachute, Quebec. The Company now has seven facilities licensed for production, with a combined production capacity in excess of 160,000 kg per annum. Aurora has additional facilities under development, bringing the total funded capacity to more than 500,000 kg per annum.

Additionally, Aurora, through its wholly-owned subsidiary MedReleaf Corp. ("MedReleaf"), has received its oils production license for its Bradford facility ("MedReleaf Bradford"), which at full capacity is a 28,000 kg per annum cultivation facility. MedReleaf Bradford features a high-volume CO2 extraction facility, which will significantly increase oils production, and is in the process ofstockpiling significant quantities of derivative products in anticipation of receipt of its sales license.

Differentiated Cultivation Facility

Aurora Eau, located in Lachute, Quebec (CNW Group/Aurora Cannabis Inc.)

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Aurora Eau, a 48,000 square foot facility with a production capacity of 4,500 kg per year, was purpose-built to EU GMP standards and represents the next evolution in Aurora's indoor-grow facilities. Aurora Eau has been built to allow flexibility in all key production parameters to optimally accommodate the Company's current "exotic" cultivars as well as new strains not yet launched and new genetics under development, intended for both the medical and adult consumer use markets.

Located in Lachute, Quebec, Aurora Eau is built on 46 acres of prime agricultural land, which Aurora has the right to purchase for $136,000 for future expansion purposes. This would expand the Company's weighted footprint in Quebec, providing additional capacity to support future product development and distribution.

The Company will continue to progress, as with its other facilities, towards obtaining EU GMP certification, as part of the Company's commitment to the Aurora Standard and further supply chain diversification. To date, Aurora has two EU GMP cultivation facilities in Canada, as well as an EU GMP certified facility located in Germany, run by its wholly owned subsidiary Aurora Europe GmbH, for the import, release, and distribution of cannabis.

Cultivation Commenced at Eau

Cultivation has commenced at Aurora Eau, following receipt of a mix of clones and mature plants using a custom built, environmentally controlled transporter, designed by Aurora's wholly owned subsidiary BC Northern Lights. The new transporter allows Aurora to transport high-volumes of Clones and Mothers cost-effectively, enabling the rapid population of new facilities. Following the successful transfer, Aurora Eau is now in full production.

External View: BC Northern Lights Developed Clone Transporter (CNW Group/Aurora Cannabis Inc.)

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Internal View: BC Northern Lights Developed Clone Transporter (CNW Group/Aurora Cannabis Inc.)

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Management Commentary

"We are proud of the achievements at Aurora Eau, and with seven production licenses we are exceptionally well positioned to continue executing on our early mover advantage, in both the Canadian and the international markets," said Terry Booth, CEO of Aurora. "With large-scale production scaling up at Aurora Sky, we have the ability to dedicate production from Aurora Eau to niche markets, thereby growing our brand recognition and enhancing our margin profile. Our new oils production license at Bradford further increases our capacity to produce higher margin oils, and drive growth."

Option and RSU Grant

The Company granted a total of 116,000 options to a director of the Company exercisable at $9.03 per share. The options have a term of five years and vest annually over 36 months. Additionally, 128,527 restricted stock units were awarded to a director of the Company, of which, 8,859 vest December 31, 2018 and 119,668 vest annually over 36 months.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 570,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and its first production facility, as well as the recently acquired MedReleaf Markham facility, and its wholly owned European medical cannabis distributor Aurora Europe, have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 10 companies acquired – MedReleaf, CanvasRx, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, and Anandia – Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), Capcium Inc. (private), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For more information about Aurora, please visit our investor website, investor.auroramj.com, Twitter, Facebook or Instagram

Terry Booth, CEO
Aurora Cannabis Inc.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Aurora Cannabis Inc.

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For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com, www.auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, https://investor.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, https://investor.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com /ebarker@kcsa.com

CO: Aurora Cannabis Inc.

CNW 11:27e 07-SEP-18